FORM 6-K 24jan13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the period ended January 24, 2013 [News Releases]

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE January 8, 2013
PERMITTING PROGRESS FOR PRAIRIE CREEK MINE Final Submissions and Public Hearings in January Draft Water Licence anticipated in February

Vancouver, British Columbia, January 8, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company”, “Canadian Zinc” or “CZN”) is pleased to report good progress on the applications for a Type “A” Water Licence and Land Use Permits for the operation of the Company’s 100% owned Prairie Creek Mine in the Northwest Territories.

The permitting process is being conducted by the Mackenzie Valley Land and Water Board (the “MVLWB” or the “Water Board”).

Technical Sessions Completed

The Water Board held Technical Sessions in Yellowknife during November 21-23, 2012 at which CZN’s submissions to the Water Board, filed on September 29 and October 12, 2012, were reviewed and discussed.

The Technical Sessions were attended by government departments and registered parties,  including Aboriginal Affairs and Northern Development Canada (“AANDC”), Fisheries and Oceans Canada, Environment Canada, Parks Canada, the Government of the Northwest Territories, along with representatives for Nahanni Butte, Fort Simpson and the Dehcho First Nations. Water Board officers and consultants presided over and participated in the Technical Sessions.

Over the course of the three-days, the Technical Sessions focused on water quality and effluent management, including water treatment, water storage, site specific water quality objectives and effluent quality criteria, but also included waste management, closure and reclamation and construction scheduling.

Following the Technical Sessions, Information Requests (“IRs”) were issued by the Water Board on November 28, 2012 to CZN and to AANDC. CZN’s responses to these IRs were filed on December 10, 2012 and a number of follow-up meetings were held during the week of December 20, 2012 to further discuss the mostly water related details with a focus on real-time water flow monitoring of the Prairie Creek stream.

Public Hearings to be Held This Month

The Water Board has issued a Notice of Public Hearings (the “Hearings”) to be held in Fort Simpson on January 29-31, 2013 and in Nahanni Butte on February 1, 2013. The Hearings, conducted by the Water Board, are prescribed under the Mackenzie Valley Resource Management Act, and provide an opportunity for local communities and members of the public to participate and have a say in the permitting process.

The Water Board has requested all government agencies and departments, and other registered parties, to submit their final written interventions in advance of the Hearings by Friday, January 11, 2013. The purpose of the written interventions is for parties to provide any comments and recommendations, relative to their respective areas of expertise and responsibility, for the Water Board to consider in their deliberations on the Water Licence.

CZN will have until January 18, 2013 to respond to the interventions. The interventions and responses will also be discussed in the Hearings.

Draft Licence and Draft Permits Anticipated in February

In September 2012, the Water Board issued a revised Work Plan and Schedule indicating that, following the Public Hearings, a draft Water Licence and draft Land Use Permits will be issued by late-February 2013 for comment. Following receipt of comments and any permit revisions, the draft licence and permits, with conditions, will be formally considered by the Water Board. Following approval, the licence will be forwarded to the Federal Minister of AANDC for final authorization, which is anticipated in June 2013.

Water Management Plan

One of the main purposes of a Water Licence is to regulate the discharge of water to the environment via the application of licence terms and conditions and the establishment of water quality criteria. CZN has proposed an innovative water management plan that includes real-time water flow monitoring of the Prairie Creek stream, and discharge of treated mine water and treated process water according to a "load-based approach". In this approach the discharge of water is varied according to the actual flow volumes in the receiving stream at the time in order to meet water quality objectives in the stream and ensure there is no significant negative impact on the receiving environment.

The load-based discharge approach is a variation from the traditional regulatory discharge compliance approach where fixed water quality concentrations in the discharge are specified.  CZN has proposed this variation to take into account the wide range of seasonal flows in the Prairie Creek stream and to accommodate the projected volumes of treated mine water flows into the Prairie Creek stream from the Prairie Creek mining operation. CZN believes that the proposed load-based approach can be effectively and efficiently regulated under the Water Licence but, because the proposed approach is a variation from the traditional approach, AANDC is seeking assurances with respect to such regulation.

With regard to water quality criteria to be included in the Licence, CZN has proposed site specific water quality objectives that have been derived from studies carried out under a framework process for establishing Site Specific Water Quality Objectives and the terms of reference for Site Specific Ecological Risk Assessments, discussed with AANDC and presented to the Mackenzie Valley Environmental Impact Review Board prior to the conclusion of the Environmental Assessment in 2011. CZN’s proposed water quality objectives also take into account the proposed implementation of additional water storage capacity at the site and enhanced process water treatment.

The Review Board, in its Report of Environmental Assessment and Reasons for Decision, issued in December 2011, concluded that, with the implementation of the framework process for deriving site specific water quality objectives, significant adverse impacts to water quality are not likely. The Review Board did not provide a recommendation on effluent quality criteria because it is the responsibility of the Water Board and recognized that the Water Board will decide the limits to protect water quality that are appropriate for this project and setting.

Permitting Background

In June 2008, Canadian Zinc applied to the Mackenzie Valley Land and Water Board for a Type “A” Water Licence and three Land Use Permits (“LUP”) to establish mining operations at the Prairie Creek Mine site in the Northwest Territories.

The application was referred to environmental assessment by the Mackenzie Valley Environmental Review Board (“MVERB”), which is responsible under the Mackenzie Valley Resource Management Act for carrying out the environmental assessment and review process in the Mackenzie Valley. The proposed plan to develop the Prairie Creek Mine passed through the various stages of the EA, including a Written Hearing on the terms of reference, scoping sessions, submittal of a Developers Assessment Report, two formal Information Requests and two Technical Sessions, a Community Hearing and a two-day Public Hearing, followed by Closing Submissions.

The Review Board issued its Report of Environmental Assessment and Reasons for Decision on December 8, 2011 and submitted the Report and Decision to the Federal Minister of Aboriginal Affairs and Northern Development.

The Review Board concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board therefore concluded that an environmental impact review of the proposed development was not necessary and that the Prairie Creek Mine project should proceed to the regulatory stage for approvals.

In a decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, advised the Review Board that the Ministers will not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor will they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

The regulatory stage, managed by the Water Board, with input from territorial and federal regulatory agencies and government departments, commenced in early 2012 and represents the final permitting stage in which the operating permits and licences are issued by the Water Board.

Canadian Zinc currently holds a Type “B” Water Licence, a Type “A” Land Use Permit for underground work and diamond drilling, and Land Use Permits for the original winter road route, both within the Nahanni National Park Reserve and on Crown land, to support the current and on-going exploration and development of the Prairie Creek project.

Further detailed information on all regulatory correspondence and documents are posted on the MVLWB website public registry at: http://www.mvlwb.ca/mv/registry.aspx under the various CZN permit application numbers.

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company. The company’s main project is the 100%-owned Prairie Creek zinc, silver and lead project located in the Northwest Territories, Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Pre-Feasibility study completed by SNC Lavalin in June 2012 indicates a pre-tax net present value (“NPV”) of $253 million using an 8% discount, with an internal rate of return (“IRR”) of 40.4% and payback period of 3 years using long-term metal price projections of $1.00/lb zinc, $1.00/lb lead and $26.00/oz. silver, based on the Mineral Reserve alone.

Canadian Zinc also holds the South Tally Pond VMS exploration project in Newfoundland.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

EXHIBIT LIST

99.1	News Release – January 15, 2013 - Canadian Zinc To Drill Lemarchant Massive Sulphide Deposit At South Tally Pond Project, Newfoundland
99.2	News Release –January 22, 2013 - Canadian Zinc Submits Final Responses to Water Board Ahead of Public Hearings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: January 25, 2013	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman